UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017656

No Act
P.E. 1-6-03
1-04928

March 10, 2003

Robert T. Lucas, III
Associate General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Duke Energy Corporation
Incoming letter dated January 6, 2003

Dear Mr. Lucas:

This is in response to your letters dated January 6, 2003, January 15, 2003, and January 29, 2003 concerning the shareholder proposal submitted to AEP by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter from the proponent dated January 22, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

RECEIVED
2003 JAN -9 PM 12:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

1934 Act/Rule 14a-8

Sent via Federal Express

January 6, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation - Exclusion of Shareholder Proposal Pursuant to Rules 14a-8(e)(2) and 14a-8(b)(2)

Ladies and Gentlemen:

Duke Energy Corporation ("Duke Energy") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to exclude a shareholder proposal from its proxy statement and form of proxy for Duke Energy's 2003 annual meeting of shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

Background

On December 3, 2002, Duke Energy received via U.S. Mail from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") a shareholder proposal for inclusion in Duke Energy's 2003 Proxy Materials (the "Proposal"). Such Proposal requests Duke Energy's Board of Directors to establish a policy of expensing in its income statement the costs of all future stock options issued by the Company. Copies of the Proposal and its cover letter are attached hereto as Exhibit A.

The cover letter to the Proposal indicates that it was sent "VIA FAX AND U.S. MAIL" and is dated November 26, 2002. However, no facsimile was received from the Fund at Duke Energy's principal executive offices, either before or after the November 27, 2002 deadline. A copy of an affidavit from Ms. Kathy K. Currence, whom at the time was executive assistant to Duke Energy's

Executive Vice President, General Counsel and Secretary, stating that no facsimile of the Proposal was received, is attached hereto as Exhibit B.

As clearly set forth in its 2002 proxy statement, Duke Energy's deadline for receiving shareholder proposals for inclusion in its 2003 Proxy Materials was November 27, 2002, and that deadline passed before Duke Energy's receipt of the Proposal. Duke Energy notified the Fund by letter dated December 5, 2002, sent via certified mail, return receipt requested, that it had not received the Proposal before the deadline. Also in that letter, Duke Energy sought verification of the Fund's beneficial ownership of Duke Energy stock pursuant to Rule 14a-8(b). Duke Energy received the signed receipt indicating that the Fund had received such letter on December 16, 2002. Duke Energy's December 5 letter and the return receipt are attached as Exhibit C. As of the date hereof, Duke Energy has not received any response to its December 5 letter.

Duke Energy's Position

Rule 14a-8(e)(2)

Duke Energy believes that it may properly omit the Proposal from Duke Energy's 2003 Proxy Materials pursuant to Rule 14a-8(e)(2), because Duke Energy did not receive it prior to the deadline for submitting a proposal for inclusion in its 2003 Proxy Materials. Rule 14a-8(e)(2) specifies that, in order to properly submit a shareholder proposal for inclusion in a company's annual meeting proxy statement, the proponent must cause the proposal to be received by the company prior to its properly calculated deadline set forth in its proxy statement. The Staff has consistently taken no-action positions to the effect that if a shareholder proposal is not submitted by such deadline, then it may be excluded. See Duke Energy Corporation (publicly available February 9, 2001) and Allstate Insurance Company (publicly available January 14, 2000). Based on the foregoing, Duke Energy believes that it may properly omit the Proposal under Rule 14a-8(e)(2).

Rule 14a-8(b)(2)

As noted above, the Company notified the Fund in its December 5, 2002, letter that the Company had not yet received verification of the Fund's beneficial ownership of Duke Energy common stock, as required under Rule 14a-8(b)(2). As indicated in the return receipt attached as Exhibit C, the Fund received the Company's letter on December 16, 2002. As of the date of this letter, the Company has not yet received the requested verification, and therefore the Proposal is excludable under Rule 14a-8(f) because 14 days have passed since the Fund's receipt of the Company's December 5, 2002 letter. The Affidavit attached as Exhibit B further indicates that the Executive Vice President, General Counsel and Secretary of the Company has not received such verification.

Conclusion

For the reasons set forth above, Duke Energy respectfully submits that it may properly omit the Proposal from its 2003 Proxy Materials, under Rules 14a-8(e)(2) and 14a-8(b)(2) and requests that the Staff indicate that it will not recommend enforcement action to the Commission. We would appreciate your response no later than February 3, 2002, so that we may be able to meet our timetable for distributing our proxy materials.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A, B and C, are enclosed, and a copy of this letter is being sent to the Fund. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. Should you disagree with the conclusions in this letter, or if you have any questions regarding the Proposal or this request, please call the undersigned at (704) 382-8152.

Very truly yours,

Robert T. Lucas III

Robert T. Lucas III

Enclosures
cc: Jerry J. O'Connor
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund

Exhibit A

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 26, 2002

RECEIVED
DEC - 3 2002
R.W. BLACKBURN

VIA FAX AND U.S. MAIL

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

Dear Mr. Blackburn:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW\PBF) ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next Annual Meeting of Shareholders. The Proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposal of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 118,080 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the Annual Meeting of Shareholders.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders. If you have any questions, please contact the Corporate Affairs Department at 202-728-6103.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Option Expensing Proposal

Resolved, that the shareholders of Duke Energy ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Exhibit B

STATE OF NORTH CAROLINA)
) AFFIDAVIT OF KATHY K. CURRENCE
COUNTY OF MECKLENBURG)

Personally appeared before me, Kathy K. Currence, who, under oath, deposes and says as follows:

1. That I am over the age of twenty-one and am competent to testify to the matters contained herein based upon personal knowledge.

2. That I am an employee of Duke Energy Corporation, and until January 1, 2003, served as Executive Assistant to Richard W. Blackburn, Executive Vice President, General Counsel and Secretary of Duke Energy Corporation.

3. That I received, on behalf of Richard W. Blackburn, the letter attached hereto as Exhibit 1 via regular mail on December 3, 2002. Neither I nor, to my knowledge, anyone else at Duke Energy's principal executive offices have received, on behalf of Mr. Blackburn or otherwise, the same letter via facsimile.

4. That neither I nor, to my knowledge, anyone else at Duke Energy's principal executive offices received any correspondence between November 27, 2002 and the date hereof, verifying the beneficial ownership of Duke Energy Common Stock by the International Brotherhood of Electrical Workers' Pension Benefit Fund.

Kathy K. Currence
Kathy K. Currence

Sworn to and subscribed before
me this the 6th day of January, 2003.

Phoebe P. Elliott
Notary Public

My commission expires: June 26, 2006

Exhibit 1

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 26, 2002

RECEIVED
DEC - 3 2002
R.W. BLACKBURN

VIA FAX AND U.S. MAIL

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

Dear Mr. Blackburn:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW\PBF) ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next Annual Meeting of Shareholders. The Proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposal of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 118,080 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the Annual Meeting of Shareholders.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders. If you have any questions, please contact the Corporate Affairs Department at 202-728-6103.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Option Expensing Proposal

Resolved, that the shareholders of Duke Energy ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Exhibit C

Duke Energy

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

December 5, 2002

Sent via Certified Mail

Mr. Jerry J. O'Connor
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

Dear Mr. O'Connor:

On December 3, 2002, we received your letter to Richard W. Blackburn dated November 26, 2002, enclosing a shareholder proposal. Your letter and the proposal were not received at Duke Energy's principal executive offices on or before the November 27, 2002 deadline for submitting proposals for the proxy statement to be distributed in connection with Duke Energy's 2003 annual meeting, and consequently we will seek to exclude the proposal from our 2003 proxy materials on the basis of Rule 14a-8(e).

In order to preserve our rights under the proxy rules, we also hereby notify you that we have not to date received verification of the Fund's beneficial ownership of Duke Energy common stock, pursuant to Rule 14a-8(b). This verification must be postmarked or transmitted electronically within 14 days after your receipt of this letter.

Very truly yours,

Robert T. Lucas III

cc: Richard W. Blackburn

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Trust for the International
Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

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Domestic Return Receipt

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Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

RECEIVED
2003 JAN 16 PM 3:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

1934 Act/Rule 14a-8

Sent via Federal Express

January 15, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation - Exclusion of Shareholder Proposal Pursuant to Rules 14a-8(e)(2) and 14a-8(b)(2)

Ladies and Gentlemen:

By its letter dated January 6, 2003, Duke Energy Corporation ("Duke Energy") notified the Securities and Exchange Commission (the "Commission") of its intent to exclude a shareholder proposal from its proxy statement and form of proxy for Duke Energy's 2003 annual meeting of shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, requested the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission. The no-action request was based on the above-captioned rules, stating that Duke Energy did not receive the proposal on or before the November 27, 2002 deadline and that the proponent had failed to verify its beneficial ownership of Duke Energy common stock. This letter supplements Duke Energy's January 6 letter, which is attached as Exhibit A.

Background

On January 9, 2003, Duke Energy received via facsimile from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), proponent of the shareholder proposal, a letter claiming that the Proposal had been telecopied at 10:45 a.m. on November 27, 2002, the deadline for receipt of proposals for the 2003 proxy statement. The Fund attached a copy of a confirmation sheet indicating that a 4-page telecopy had been sent at that time and date to Duke Energy's Law Department telecopy number, 704-382-8137. Based on the evidence now available to us, Duke Energy withdraws its no-action request for omission of the Proposal under Rule 14a-8(e)(2). Copies of the January 9 letter and its attachments are attached hereto as Exhibit B.

Rule 14a-8(b)(2)

As noted in its January 6 letter, Duke Energy notified the Fund in its December 5, 2002, letter that it had not yet received verification of the Fund's beneficial ownership of Duke Energy common stock, as required under Rule 14a-8(b)(2). Duke Energy submits that the Fund is fully aware of the form and content of the verification required under Rule 14a-8(b)(2), as evidenced by its submission of a verification letter from Mellon Trust as record holder in connection with the Fund's proposal submitted to Duke Energy in 2001. A copy of such letter is attached as Exhibit C. We have not received any ownership verification as of the date of this letter, and the Fund made no mention of this deficiency in its January 9 letter to us. Therefore, the Proposal is excludable under Rule 14a-8(f) because, as stated in our previous letter, more than 14 days have passed since the Fund's receipt of the Company's December 5, 2002 letter.

Conclusion

For the reasons set forth above, Duke Energy respectfully submits that it has followed the procedures set forth in Rule 14a-8(f) and may properly omit the Proposal from its 2003 Proxy Materials, based upon the Fund's failure to comply with Rule 14a-8(b)(2), and requests that the Staff indicate that it will not recommend enforcement action to the Commission. We would appreciate your response no later than February 3, 2002, so that we may be able to meet our timetable for distributing our proxy materials.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A, B and C, are enclosed, and a copy of this letter is being sent to the Fund. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. Should you disagree with the conclusions in this letter, or if you have any questions regarding the Proposal or this request, please call the undersigned at (704) 382-8152.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Jerry J. O'Connor
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund

Exhibit A

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

RECEIVED
2003 JAN -9 PM 12:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

1934 Act/Rule 14a-8

Sent via Federal Express

January 6, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation - Exclusion of Shareholder Proposal Pursuant to Rules 14a-8(e)(2) and 14a-8(b)(2)

Ladies and Gentlemen:

Duke Energy Corporation ("Duke Energy") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to exclude a shareholder proposal from its proxy statement and form of proxy for Duke Energy's 2003 annual meeting of shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

Background

On December 3, 2002, Duke Energy received via U.S. Mail from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") a shareholder proposal for inclusion in Duke Energy's 2003 Proxy Materials (the "Proposal"). Such Proposal requests Duke Energy's Board of Directors to establish a policy of expensing in its income statement the costs of all future stock options issued by the Company. Copies of the Proposal and its cover letter are attached hereto as Exhibit A.

The cover letter to the Proposal indicates that it was sent "VIA FAX AND U.S. MAIL" and is dated November 26, 2002. However, no facsimile was received from the Fund at Duke Energy's principal executive offices, either before or after the November 27, 2002 deadline. A copy of an affidavit from Ms. Kathy K. Currence, whom at the time was executive assistant to Duke Energy's

Executive Vice President, General Counsel and Secretary, stating that no facsimile of the Proposal was received, is attached hereto as Exhibit B.

As clearly set forth in its 2002 proxy statement, Duke Energy's deadline for receiving shareholder proposals for inclusion in its 2003 Proxy Materials was November 27, 2002, and that deadline passed before Duke Energy's receipt of the Proposal. Duke Energy notified the Fund by letter dated December 5, 2002, sent via certified mail, return receipt requested, that it had not received the Proposal before the deadline. Also in that letter, Duke Energy sought verification of the Fund's beneficial ownership of Duke Energy stock pursuant to Rule 14a-8(b). Duke Energy received the signed receipt indicating that the Fund had received such letter on December 16, 2002. Duke Energy's December 5 letter and the return receipt are attached as Exhibit C. As of the date hereof, Duke Energy has not received any response to its December 5 letter.

Duke Energy's Position

Rule 14a-8(e)(2)

Duke Energy believes that it may properly omit the Proposal from Duke Energy's 2003 Proxy Materials pursuant to Rule 14a-8(e)(2), because Duke Energy did not receive it prior to the deadline for submitting a proposal for inclusion in its 2003 Proxy Materials. Rule 14a-8(e)(2) specifies that, in order to properly submit a shareholder proposal for inclusion in a company's annual meeting proxy statement, the proponent must cause the proposal to be received by the company prior to its properly calculated deadline set forth in its proxy statement. The Staff has consistently taken no-action positions to the effect that if a shareholder proposal is not submitted by such deadline, then it may be excluded. See <u>Duke Energy Corporation</u> (publicly available February 9, 2001) and <u>Allstate Insurance Company</u> (publicly available January 14, 2000). Based on the foregoing, Duke Energy believes that it may properly omit the Proposal under Rule 14a-8(e)(2).

Rule 14a-8(b)(2)

As noted above, the Company notified the Fund in its December 5, 2002, letter that the Company had not yet received verification of the Fund's beneficial ownership of Duke Energy common stock, as required under Rule 14a-8(b)(2). As indicated in the return receipt attached as Exhibit C, the Fund received the Company's letter on December 16, 2002. As of the date of this letter, the Company has not yet received the requested verification, and therefore the Proposal is excludable under Rule 14a-8(f) because 14 days have passed since the Fund's receipt of the Company's December 5, 2002 letter. The Affidavit attached as Exhibit B further indicates that the Executive Vice President, General Counsel and Secretary of the Company has not received such verification.

Conclusion

For the reasons set forth above, Duke Energy respectfully submits that it may properly omit the Proposal from its 2003 Proxy Materials, under Rules 14a-8(e)(2) and 14a-8(b)(2) and requests that the Staff indicate that it will not recommend enforcement action to the Commission. We would appreciate your response no later than February 3, 2002, so that we may be able to meet our timetable for distributing our proxy materials.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A, B and C, are enclosed, and a copy of this letter is being sent to the Fund. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. Should you disagree with the conclusions in this letter, or if you have any questions regarding the Proposal or this request, please call the undersigned at (704) 382-8152.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Jerry J. O'Connor
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund

Exhibit A

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

November 26, 2002

RECEIVED
DEC - 3 2002
R.W. BLACKBURN

VIA FAX AND U.S. MAIL

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

Dear Mr. Blackburn:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW\PBF) ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next Annual Meeting of Shareholders. The Proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposal of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 118,080 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the Annual Meeting of Shareholders.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders. If you have any questions, please contact the Corporate Affairs Department at 202-728-6103.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Option Expensing Proposal

Resolved, that the shareholders of Duke Energy ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

STATE OF NORTH CAROLINA)
) AFFIDAVIT OF KATHY K. CURRENCE
COUNTY OF MECKLENBURG)

Personally appeared before me, Kathy K. Currence, who, under oath, deposes and says as follows:

1. That I am over the age of twenty-one and am competent to testify to the matters contained herein based upon personal knowledge.

2. That I am an employee of Duke Energy Corporation, and until January 1, 2003, served as Executive Assistant to Richard W. Blackburn, Executive Vice President, General Counsel and Secretary of Duke Energy Corporation.

3. That I received, on behalf of Richard W. Blackburn, the letter attached hereto as Exhibit 1 via regular mail on December 3, 2002. Neither I nor, to my knowledge, anyone else at Duke Energy's principal executive offices have received, on behalf of Mr. Blackburn or otherwise, the same letter via facsimile.

4. That neither I nor, to my knowledge, anyone else at Duke Energy's principal executive offices received any correspondence between November 27, 2002 and the date hereof, verifying the beneficial ownership of Duke Energy Common Stock by the International Brotherhood of Electrical Workers' Pension Benefit Fund.

Kathy K. Currence

Kathy K. Currence

Sworn to and subscribed before me this the 6th day of January, 2003.

Phoebe P. Elliott

Notary Public

My commission expires: June 26, 2006

Exhibit 1

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 26, 2002

RECEIVED
DEC - 3 2002
R.W. BLACKBURN

VIA FAX AND U.S. MAIL

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

Dear Mr. Blackburn:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW\PBF) ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next Annual Meeting of Shareholders. The Proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposal of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 118,080 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the Annual Meeting of Shareholders.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders. If you have any questions, please contact the Corporate Affairs Department at 202-728-6103.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Option Expensing Proposal

Resolved, that the shareholders of Duke Energy ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Exhibit C

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

December 5, 2002

Sent via Certified Mail

Mr. Jerry J. O'Connor
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

Dear Mr. O'Connor:

On December 3, 2002, we received your letter to Richard W. Blackburn dated November 26, 2002, enclosing a shareholder proposal. Your letter and the proposal were not received at Duke Energy's principal executive offices on or before the November 27, 2002 deadline for submitting proposals for the proxy statement to be distributed in connection with Duke Energy's 2003 annual meeting, and consequently we will seek to exclude the proposal from our 2003 proxy materials on the basis of Rule 14a-8(e).

In order to preserve our rights under the proxy rules, we also hereby notify you that we have not to date received verification of the Fund's beneficial ownership of Duke Energy common stock, pursuant to Rule 14a-8(b). This verification must be postmarked or transmitted electronically within 14 days after your receipt of this letter.

Very truly yours,

Robert T. Lucas III

cc: Richard W. Blackburn

Is your **RETURN ADDRESS** completed on the reverse side?

SENDER:
- Complete items 1 and/or 2 for additional services.
- Complete items 3, 4a, and 4b.
- Print your name and address on the reverse of this form so that we can return this card to you.
- Attach this form to the front of the mailpiece, or on the back if space does not permit.
- Write *'Return Receipt Requested'* on the mailpiece below the article number.
- The Return Receipt will show to whom the article was delivered and the date delivered.

I also wish to receive the following services (for an extra fee):

1. ☐ Addressee's Address
2. ☐ Restricted Delivery

Consult postmaster for fee.

3. Article Addressed to:

Jerry O'Connor
Trust for the International
Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

4a. Article Number
7002 2410 0000 9998 5077

4b. Service Type
☐ Registered ☒ Certified
☐ Express Mail ☐ Insured
☐ Return Receipt for Merchandise ☐ COD

7. Date of Delivery
12/16/02

5. Received By: *(Print Name)*

8. Addressee's Address *(Only if requested and fee is paid)*

6. Signature: *(Addressee or Agent)*
X WAGNER

PS Form **3811**, December 1994

Domestic Return Receipt

Thank you for using Return Receipt Service.

Exhibit B

IBEW INTERNATIONAL OFFICE
WASHINGTON, DC
202-728-6170

F A X

TO:	Robert Lucas III Assoc Gen Counsel/ Asst Secretary Duke Energy Corp.	FROM:	James Voye 202-728-6103
FAX:	704-382-8137	Pages Following:	5
RE:	IBEW Shareholder Proposal	Date:	1/9/03

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

January 9, 2003

VIA FAX & U.S. MAIL

Mr. Rober T. Lucas III
Associate General Counsel/
Assistant Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

Dear Mr. Lucas:

I am in receipt of your December 5, 2002 letter in which you indicate that my letter and shareholder proposal were not received in Duke Energy's principal executive offices on or before the November 27, 2002 deadline for submitting proposals. Attached you will find a copy of the fax transmission report indicating that my letter was sent to Richard Blackburn on November 27, 2002 at 10:45 a.m.

If you have any questions please feel free to contact the Corporate Affairs Department at 202-728-6103.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

*** TRANSMISSION REPORT ***

11-27-02 10:46 ID:202 728 6170 IBEW CORP AFFRS RECIPROCI

JOB NUMBER		539	
INFORMATION CODE		OK	
TELEPHONE NUMBER	917043828137		
NAME(ID NUMBER)	704 382 8137		
START TIME	11-27-02 10 45		
PAGES TRANSMITTED	004	TRANSMISSION MODE	EMMR
RESOLUTION	STD	REDIALING TIMES	00
SECURITY	OFF	MAILBOX	OFF
MACHINE ENGAGED	01'06		

THIS TRANSMISSION IS COMPLETED.

LAST SUCCESSFUL PAGE 004

IBEW INTERNATIONAL OFFICE
WASHINGTON, DC
202-728-6170

FAX

TO:	Richard Blackburn Duke Energy	FROM:	James Voye 202-728-6103
FAX:	704-382-8137	Pages Following:	3
RE:	Shareholder Proposal	Date:	11/27/02

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

November 26, 2002

VIA FAX AND U.S. MAIL

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

Dear Mr. Blackburn:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW\PBF) ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next Annual Meeting of Shareholders. The Proposal relates to **"Stock Option Expensing"** and is submitted under Rule 14(a)-8 (Proposal of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1 8,080 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the Annual Meeting of Shareholders.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders. If you have any questions, please contact the Corporate Affairs Department at 202-728-6103.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl :**JCV**
Enclosure

BC: J. O'Connor

Form 972

Option Expensing Proposal

Resolved, that the shareholders of Duke Energy ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Mellon

Mellon Trust

Exhibit C

November 20, 2001

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 South Church Street
Charlotte, NC 28202-1904

RE: Executive Officer Severance

Dear Mr. Blackburn:

Boston Safe Deposit and Trust Company/Mellon Trust is the custodian for the IBEW Pension Benefit Fund, which held 77,280 shares of Duke Energy Corporation common stock on November 19, 2001. The fund has held at least $2,000 worth Duke Energy Corporation common stock for the past year.

The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of Duke Energy Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Fronc
Trust Officer

cc: James Combs, IBEW Pension Benefit Fund

Global Securities Services
135 Santilli Highway • Everett, MA 02149-1950

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

January 22, 2003

VIA FAX & U.S. MAIL

Office of Chief Counsel
Division of Corporate Finance
U.S. SEC
450 Fifth Street NW
Washington, DC 20549

Re: Response to Duke Energy's Request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to Duke Energy's request for No-Action Advice concerning the shareholder proposal our Fund submitted to the Company for inclusion in the Company's proxy materials for its annual meeting in 2003.

In its January 15, 2003 letter to the Securities and Exchange Commission, the Company states that our Fund did not provide verification that it had held the stock for at least one year. The November 26, 2002 letter from Mellon Bank indicated that the Fund held 118,080 shares of Duke Energy stock and inadvertently did not verify that the stock was owned for a year. Enclosed you will find a letter from Mellon Bank, also dated November 21, 2002, which was faxed to the Company on January 22, 2003 indicating that the Fund has held the shares for at least one year.

Respectfully submitted,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure
Copy to R. Lucas III
Duke Energy Corporation

Mellon **Mellon Trust**

January 22, 2003

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

RE: Stock Option Expensing

Dear Mr. Blackburn:

Boston Safe Deposit and Trust Company/Mellon is the custodian for the IBEW Pension Benefit Fund, which held 118,080 shares of Duke Energy Corporation common stock on November 26, 2002. The fund has held at least $2,000 worth of Duke Energy Corporation common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of Duke Energy Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Christine D. Kuhn
Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

Duke Energy.

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

RECEIVED
2003 JAN 31 PM 4:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/Rule 14a-8

Sent via Federal Express

January 29, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation: Exclusion of Shareholder Proposal from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund")

Ladies and Gentlemen:

In response to the Fund's January 22, 2003, letter to you, a copy of which is attached as Exhibit A, this is to inform you that we have not received either of the Mellon Bank letters (dated November 26, 2002 and November 21, 2002) referred to in the Fund's January 22 letter, nor has the Fund or Mellon Bank provided any evidence that those letters were written or transmitted to us. We are in receipt of Mellon Bank's January 22, 2003 letter, dated almost two months after the date of the Fund's proposal, in which Mellon Bank states that the Fund has held the requisite number of shares of our common stock "for the past year." Duke Energy submits that the Fund has yet again failed to comply with Rule 14a-8(b), which specifically requires that the requisite shares be held for at least one year by the date the proposal is submitted. The Fund has now established only that it has held $2,000 worth of Duke Energy common stock since January 22, 2002, less than one year prior to the November 27, 2002, submission of its proposal.

Duke Energy submits that a shareholder proposal should only be required to be included in our proxy statement where the applicable eligibility, procedural and substantive standards under Rule 14a-8 have been met. We respectfully request the staff's indication that the Fund's proposal may be excluded for failure to comply with Rule 14a-8(b)(2).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Fund. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. Should you disagree with the conclusions in this letter, or if you have any questions regarding the Proposal or this request, please call the undersigned at (704) 382-8152.

Very truly yours,

Robert T. Lucas III

Enclosures
cc: Jerry J. O'Connor
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund

Exhibit A

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

January 22, 2003

RECEIVED
JAN 28 2003
ROBERT T. LUCAS III

VIA FAX & U.S. MAIL

Office of Chief Counsel
Division of Corporate Finance
U.S. SEC
450 Fifth Street NW
Washington, DC 20549

Re: Response to Duke Energy's Request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to Duke Energy's request for No-Action Advice concerning the shareholder proposal our Fund submitted to the Company for inclusion in the Company's proxy materials for its annual meeting in 2003.

In its January 15, 2003 letter to the Securities and Exchange Commission, the Company states that our Fund did not provide verification that it had held the stock for at least one year. The November 26, 2002 letter from Mellon Bank indicated that the Fund held 118,080 shares of Duke Energy stock and inadvertently did not verify that the stock was owned for a year. Enclosed you will find a letter from Mellon Bank, also dated November 21, 2002, which was faxed to the Company on January 22, 2003 indicating that the Fund has held the shares for at least one year.

Respectfully submitted,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure
Copy to R. Lucas III
Duke Energy Corporation

Mellon

Mellon Trust

January 22, 2003

Mr. Richard W. Blackburn
Corporate Secretary
Duke Energy Corporation
422 S. Church Street
Charlotte, NC 28202-1904

RE: Stock Option Expensing

Dear Mr. Blackburn:

Boston Safe Deposit and Trust Company/Mellon is the custodian for the IBEW Pension Benefit Fund, which held 118,080 shares of Duke Energy Corporation common stock on November 26, 2002. The fund has held at least $2,000 worth of Duke Energy Corporation common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of Duke Energy Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Christine D. Kuhn
Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

Global Securities Services
135 Santilli Highway • Everett, MA 02149-1950
A Mellon Financial Company℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated January 6, 2003

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded within 14 days of receipt of Duke Energy's request for documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor